                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           For the month of March 2003
                          Commission File Number 1-8320
                                                 ------

                                  Hitachi, Ltd.
                                  ------------
                 (Translation of registrant's name into English)

          6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
          -------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F    X                   Form 40-F
                     --------                         ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            -----------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            -----------
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                  No     X
              ---------          -----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ----------

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This report on Form 6-K contains the following:

1.  The Articles of Incorporation amended as of February 6, 2003.

2. Press release dated March 7, 2003 regarding consideration of relocating the Head Office.

3.  Press release dated March 12, 2003 regarding year-end dividend.

4. Press release dated March 31, 2003 regarding sales of the Head Office building.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Hitachi, Ltd.
                                            -----------------------------------
                                                                (Registrant)





           Date   April 9, 2003          By   /s/ Kazuo Kumagai
                  -------------------       -----------------------------------
                                              Kazuo Kumagai
                                              Executive Vice President and
                                              Director

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(Translation)




                            Articles of Incorporation


                                       of


                                  Hitachi, Ltd.




                                                (Amended as of February 6, 2003)

                            Articles of Incorporation

                                       of

                                  Hitachi, Ltd.

Establishment:    February 1, 1920
Amendments:       June 27, 1920         December 25, 1923     August 25, 1928
                  November 26, 1928     May 28, 1929          January 27, 1933
                  October 27, 1933      April 26, 1935        January 27, 1937
                  October 28, 1937      October 27, 1938      February 25, 1939
                  October 27, 1939      August 28, 1940       December 19, 1940
                  April 28, 1941        April 27, 1943        November 9, 1943
                  April 10, 1944        April 27, 1944        August 25, 1944
                  October 27, 1944      April 27, 1945        September 19, 1945
                  May 20, 1946          April 26, 1947        February 16, 1948
                  August 4, 1948        December 27, 1948     September 28, 1949
                  November 28, 1949     October 29, 1951      November 26, 1954
                  November 28, 1955     October 1, 1956       May 28, 1957
                  November 28, 1957     May 29, 1961          November 28, 1961
                  August 31, 1962       November 28, 1962     April 1, 1963
                  May 28, 1963          November 28, 1967     May 28, 1969
                  November 28, 1974     June 28, 1982         June 29, 1989
                  June 27, 1991         June 29, 1994         June 26, 1998
                  June 29, 1999         June 28, 2000         October 1, 2001
                  June 26, 2002         February 6, 2003

                          Chapter I General Provisions

Article 1. (Corporate name)

           The Company shall be called "Kabushiki Kaisha Hitachi Seisakusho" in Japanese and "Hitachi, Ltd." in English.

Article 2. (Corporate purpose)

           The purpose of the Company shall be to carry on the following businesses:

               1.  Manufacture and sale of electrical machinery and appliances.
               2.  Manufacture and sale of industrial machinery and appliances.
               3.  Manufacture and sale of rolling stock.
               4. Manufacture and sale of telecommunication and electronic machinery and appliances.
               5. Manufacture and sale of lighting and household machinery and appliances.
               6. Manufacture and sale of optical and medical machinery and instruments.
               7. Manufacture and sale of measuring and other general machinery and appliances.
               8. Manufacture and sale of materials related to the products mentioned in any of the foregoing items.
               9.  Preparation and sale of software.
               10. Preparation and sale of images, software and data related to multimedia.
               11. Leasing and maintenance services of the products mentioned in any of the foregoing items.
               12. Supply of electricity.
               13. Telecommunication, information processing and information supply services, as well as broadcasting.
               14. Undertaking of commercial transactions and payment
                   transactions by utilizing the Internet.
               15. Provision of results of research and development related to biotechnology.
               16. Consulting on any of the foregoing items.
               17. Licensing of industrial property rights and know-how.
               18. Undertaking of engineering related to any of the foregoing items.
               19. Design, supervision and undertaking of construction work.
               20. Money lending, factoring, debt guarantee and investment advisory business.
               21. Home health care support business under the Health Care
                   Insurance Law and the operation of health care and nursing facilities.
               22. Any and all businesses related to the foregoing items.

Article 3. (Location of head office)

           The Company shall have its head office in Chiyoda-ku, Tokyo.

Article 4. (Method of giving public notices)

            The public notices of the Company shall be given by publication in the Mainichi Shimbun and the Nihon Keizai Shimbun, both published in Tokyo.

                                Chapter II Shares

Article 5. (Total number of shares authorized to be issued)

           The total number of shares authorized to be issued by the Company shall be 10,000,000,000 shares; provided, however, that in the event that any shares are canceled, the number of such shares so canceled shall be subtracted from the total number of shares so authorized.

Article 6. (Number of shares to constitute one unit and nonissuance of share certificates evidencing less-than-one-unit shares)

            The number of shares to constitute one unit of shares of the Company shall be 1,000 shares.

            The Company shall not issue share certificates evidencing less-than-one-unit shares.

Article 7. (Transfer agent)

            The Company shall have a transfer agent in respect of shares.

            The share register and the beneficiaries' record of the Company shall be kept at the business office of the transfer agent.

            The transfer agent mentioned in the first paragraph shall handle for the Company the registration of the transfer of shares and other business relating to shares.

            The provisions of the foregoing paragraphs shall apply with respect to debentures.

Article 8. (Share Handling Regulations)

           In addition to what is provided in laws, regulations or these Articles of Incorporation, the denominations of share certificates of the Company and registration of the transfer of shares of the Company, registration of rights of pledges, declaration of property in trust, notices from shareholders (including beneficiaries hereinafter), reissue of share certificates, handling of exercise of voting rights and other rights of shareholders by electromagnetic methods and other matters relating to the handling of shares shall be governed by the Share Handling Regulations established by the Board of Directors.

Article 9. (Provisional address or agent of shareholders, etc., residing abroad)

            Shareholders, pledgees or their legal representatives residing in foreign countries shall establish their provisional addresses or appoint their agents, in Japan, and shall notify such addresses or agents in accordance with the Share Handling Regulations. The same shall apply in case of a change occurring in these matters.

Article 10. (Record date and closing of share register)

            The Company shall treat the shareholders as of the date of the closing of accounts for each business term as shareholders entitled to exercise the rights of shareholders at the ordinary General Meeting of Shareholders for such business term.

            In addition to the preceding paragraph, if it is deemed necessary, the Company may, by giving public notice in advance, by resolution of the Board of Directors, treat the shareholders or pledgees as of a certain date and hour as the shareholders or pledgees entitled to exercise their rights.

            If necessary, in the case mentioned in any of the preceding paragraphs, any alteration of the entries or records in the share register may be suspended for a certain period by giving public notice in advance, by resolution of the Board of Directors.

                               Chapter III Organs

                   Section 1. General Meeting of Shareholders

Article 11. (Convening)

            An ordinary General Meeting of Shareholders shall be convened in June of each year and an extraordinary General Meeting of Shareholders shall be convened whenever necessary by the President and Director.

            If the President and Director is prevented from discharging his duties, such meeting shall be convened by another Representative Director in the order previously fixed by the Board of Directors.

Article 12. (Chairmanship)

            Chairmanship of a General Meeting of Shareholders shall be assumed by the President and Director. If the President and Director is prevented from discharging his duties, then another Director shall act as such chairman in the order previously fixed by the Board of Directors.

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                                       -5-

Article 13.  (Exercise of voting rights by proxy)

             Shareholders or their legal representatives may exercise their voting rights by proxy; provided, however, that such proxy must be a shareholder of the Company entitled to vote.

             In the case mentioned in the preceding paragraph, a document showing the power of representation shall be submitted to the Company in advance.

Article 14.  (Method of adopting resolutions)

             Unless otherwise provided by laws, regulations or these Articles of Incorporation, resolutions at a General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders present.

             Any resolution as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a General Meeting of Shareholders at which shareholders representing one-third or more of the voting rights of all the shareholders shall be present, by a majority of two-thirds or more of the voting rights of the shareholders so present.

Article 15.  (Minutes)

             With respect to the proceedings at a General Meeting of Shareholders, minutes shall be prepared entering or recording therein the general proceedings and the resultant actions taken thereat, and such minutes shall be kept at the Company after the chairman and the Directors present have affixed their names and seals or their electronic signatures thereto.

                   Section 2. Directors and Board of Directors

Article 16.  (Number)

             The Company shall have not more than 40 Directors.

Article 17.  (Election)

             For the adoption of resolutions for the election of Directors, the presence of shareholders representing one-third or more of the voting rights of all the shareholders shall be required at the General Meeting of Shareholders.

             Resolutions under the preceding paragraph shall not be made by cumulative voting.

Article 18.  (Term of office)

             The term of office of Directors shall expire at the close of the ordinary General Meeting of Shareholders relating to the last closing of accounts within two years after their assumption of office; provided, however, that the term of office of those Directors who have newly assumed office while the other Directors are still in office shall be for the remaining balance of the term of office of the other Directors presently in office.

Article 19.  (Representative Directors)

             Representative Directors shall be selected by resolution of the Board of Directors.

Article 20.  (Chairman of the Board, Vice Chairman of the Board and President)

             By resolution of the Board of Directors, a President and Director shall be selected and for reasons of the Company's operation, a Chairman of the Board and a Vice Chairman of the Board may be selected; provided that the President and Director must be a Representative Director.

Article 21. (Executive Vice Presidents, Senior Vice Presidents and Executive Managing Directors)

             For reasons of its operation, the Company may have one or more Executive Vice Presidents and Directors, Senior Vice Presidents and Directors, and Executive Managing Directors, respectively, by resolution of the Board of Directors.

Article 22.  (Convening of meeting of the Board of Directors)

             Notice for convening a meeting of the Board of Directors shall be dispatched to each Director and each Corporate Auditor one week prior to the date of the meeting; provided, however, that in case of urgency, such period may be shortened and such notice may be dispatched three days prior to the date of the meeting.

Article 23.  (Remuneration)

             The remuneration and retirement allowance for Directors shall be decided at a General Meeting of Shareholders.

Article 24.  (Exemption of Directors from liabilities)

             The Company may, by resolution of the Board of Directors, exempt any Director from liabilities in respect of any act as provided in Article 266, paragraph 1, item 5 of the Commercial Code of Japan to the extent as provided in laws or regulations.

             The Company may enter into an agreement with any outside Director to limit liabilities of such Director in respect of any act as provided in
     Article 266, paragraph 1, item 5 of the Commercial Code of Japan to the aggregate amount as provided in the items of paragraph 19 of the said Article of the Commercial Code.

Article 25.  (Board of Directors Regulations)

             In addition to what is provided by laws, regulations or these Articles of Incorporation, the matters concerning the Board of Directors shall be governed by the Board of Directors Regulations established by the Board of Directors.

          Section 3. Corporate Auditors and Board of Corporate Auditors

Article 26.  (Number)

             The Company shall have not more than seven Corporate Auditors.

Article 27.  (Term of office)

             The term of office of Corporate Auditors shall expire at the close of the ordinary General Meeting of Shareholders relating to the last closing of accounts within three years after their assumption of office; provided, however, that the term of office of a Corporate Auditor elected to fill a vacancy created by the retirement of another Corporate Auditor before the expiration of his term of office shall expire at the time the term of office of the retired Corporate Auditor would have expired.

Article 28.  (Application of provisions relating to Directors)

             The provisions of the first paragraph of Article 17 and Article 23 shall apply, mutatis mutandis, with respect to Corporate Auditors.

Article 29.  (Exemption of Corporate Auditors from liabilities)

             The Company may, by resolution of the Board of Directors, exempt any Corporate Auditor from liabilities to the extent as provided in laws or regulations.

Article 30.  (Convening of meeting of the Board of Corporate Auditors)

             Notice for convening a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor one week prior to the date of the meeting; provided, however, that in case of urgency, such period may be shortened and such notice may be dispatched three days prior to the date of the meeting.

Article 31.  (Regulations of the Board of Corporate Auditors)

             In addition to what is provided by laws, regulations or these Articles of Incorporation, the matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.

                          Section 4. Chairmen Emeritus

Article 32.  (Chairmen Emeritus)

             The Company may have Chairmen Emeritus by resolution of the Board of Directors.

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                                      -8-

                               Chapter IV Accounts

Article 33.  (Date of closing of accounts)

             The date of closing of accounts of the Company shall be March 31 of each year.

Article 34.  (Dividends)

             Dividends shall be paid to the shareholders or registered pledgees as of each date of closing of accounts after the close of the ordinary General Meeting of Shareholders concerned.

             If the dividends mentioned in the preceding paragraph are not received within three years from the date they became due and payable, the Company shall be relieved of the obligation to pay such dividends.

Article 35.  (Interim dividends)

             The Company may, by resolution of the Board of Directors, make such distribution of money as provided for in Article 293-5 of the Commercial Code of Japan to the shareholders or registered pledgees as of the last day of September of each year.

             The provisions of the second paragraph of the preceding Article shall apply, mutatis mutandis, to the distribution of money mentioned in the preceding paragraph.

                             Supplementary Provision

             The provision of the second paragraph of Article 14 (Method of adopting resolutions) of the Articles of Incorporation, as amended, shall become effective as of April 1, 2003.

                                              FOR IMMEDIATE RELEASE

Contacts:
Machiko Ikenoya                             Keisaku Shibatani
Hitachi, Ltd.                               Hitachi, Ltd.
+81-3-3258-2056                             +81-3-3258-2056
machiko_ikenoya@hdq.hitachi.co.jp           keisaku_shibatani@hdq.hitachi.co.jp


                       Hitachi Considers Head Office Move

Tokyo, March 7, 2003 --- Hitachi, Ltd. (TSE:6501) today announced that it is considering relocating its Head Office functions to near Tokyo Station and selling certain properties in its Head office complex to Nippon Sogo Fund Co., Ltd. This move would bring together the dispersed functions of the Head Office and enable Hitachi to reap the benefits from working in an intelligent building equipped with an advanced communications infrastructure and robust security systems.

At present, Hitachi's Head Office complex is spread across 10 locations. Concentrating Head Office functions in a smaller number of locations would yield cost savings and gains in operational efficiency. The move to a building specifically designed for the information age would also encourage IT-oriented work processes.

Hitachi will make a further announcement concerning the location, timing and other details of any move, when a decision is made.

Current Hitachi Head Office Building
Address: 6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo
Completed: March 1, 1983
Total Land Area: 9,540.58m/2/
Total Floor Space: 57,254.61m/2/
Note: Land area and floor space are based on the public register.

                                    - more -

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                                       -2-

About Hitachi, Ltd.

Hitachi, Ltd., headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 320,000 employees worldwide. Fiscal 2001 (ended March 31, 2002) consolidated sales totaled 7,994 billion yen ($60.1 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's Web site at http://global.hitachi.com.

                                    - # # # -

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                                                           FOR IMMEDIATE RELEASE


                     Hitachi Announces the Year-end Dividend

Tokyo, Japan, March 12, 2003 - Hitachi, Ltd. (TSE:6501 / NYSE:HIT) today announced that the year-end dividend for fiscal 2002, listed below, will be referred to the General Meeting of Shareholders to be convened in June.

     .   Year-end dividend for the fiscal year ending March 31, 2003
         3.0 yen per share

-Reference-

--------------------------------------------------------------------------------
                     Interim dividend    Year-end dividend         Total
--------------------------------------------------------------------------------
Fiscal year ended
March 31, 2002       3.0 yen per share   0.0 yen per share   3.0 yen per share
--------------------------------------------------------------------------------
Fiscal year ended
March 31, 2003       3.0 yen per share   3.0 yen per share   6.0 yen per share
--------------------------------------------------------------------------------


Cautionary Statement

This document contains forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements include, but are not limited to, rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop products and to market products that incorporate new technology on a timely and cost-effective basis and achieve market acceptance; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's access to liquidity or long-term financing, particularly in the context of restrictions on availability of credit prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations of imports; uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies; Hitachi's dependence on alliances with other corporations in designing or developing certain products; and the market prices of equity securities in Japan, declines in which may result in write-downs of equity securities Hitachi holds.

These factors listed above are not exclusive and are in addition to other factors that are stated or indicated elsewhere in this document, or in other materials published by the Company.

                                      # # #

                                                           FOR IMMEDIATE RELEASE

                     Hitachi Sells its Head Office Building

Tokyo, March 31, 2003 --- Hitachi, Ltd. (TSE:6501) today announced that it sold certain properties in its Head Office complex today to Nihon Sogo Fund Co., Ltd. The move came after a careful assessment of the feasibility of both the sale and the relocation of Head Office functions to the vicinity of Tokyo Station.

Hitachi will lease its Head Office building from March 31, 2003 to May 31, 2006, after the building is sold.

1.Details of Asset Sold

--------------------------------------------------------------------------------
             Item                                   Details
--------------------------------------------------------------------------------
Address                   6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo, Japan
--------------------------------------------------------------------------------
                          Land area           : 9,540.48m/2/
Overview of Asset Sold
                          Gross floor space   : 57,254.61m/2/
--------------------------------------------------------------------------------
Sales price               (Yen)40.0 billion
--------------------------------------------------------------------------------

2.Profile of Buyer
--------------------------------------------------------------------------------
             Item                                   Details
--------------------------------------------------------------------------------
Name                      Nihon Sogo Fund Co., Ltd.
--------------------------------------------------------------------------------
Address                   25-5, Toranomon 1-chome, Minato-ku, Tokyo, Japan
--------------------------------------------------------------------------------
President                 Yasuo Ueno
--------------------------------------------------------------------------------

                                     # # #